Exhibit 4.4

DESCRIPTION OF THE SECURITIES OF

FG FINANCIAL GROUP, INC.

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

The following summarizes the terms and provisions of the Common Stock and 8.00% Cumulative Preferred Stock, Series A, of FG Financial Group, Inc., a Nevada corporation (the “Company”). The Common Stock and 8.00% Cumulative Preferred Stock, Series A, are both registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following summary does not purport to be complete and is qualified in its entirety by reference to the Company’s Amended and Restated Articles of Incorporation (“Articles of Incorporation”) and Bylaws, which the Company has previously filed with the Securities and Exchange Commission, and applicable Nevada law.

Authorized Capital

The Company’s authorized capital stock consists of 200,000,000 shares of which (i) 100,000,000 shares are designated as shares of common stock, par value $0.001 per share (the “Common Stock”), (ii) 99,000,000 shares are designated as shares of preferred stock, par value $0.001 per share (the “Preferred Stock”) and (iii) 1,000,000 shares are designated as cumulative preferred stock, par value $25.00 per share, (which shall be referred to herein as the “8.00% Cumulative Preferred Stock, Series A” or the “Series A Preferred Stock”).

Under Nevada law, stockholders generally are not personally liable for a corporation’s acts or debts.

Common Stock

Exchange and Trading Symbol

The Common Stock is listed for trading on the Nasdaq Global Market tier of the Nasdaq Stock Market under the trading symbol “FGF.”

Rights, Preferences and Privileges

All outstanding shares of our Common Stock are duly authorized, fully paid and nonassessable. Holders of shares of our Common Stock have no conversion, preemptive or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of the Series A Preferred Stock or any series of our Preferred Stock that the Company may designate and issue in the future.

Voting Rights

Holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. A stockholder meeting quorum consists of a majority of voting power, represented in person or by proxy. There is no cumulative voting with respect to the election of directors. Directors are elected annually by a plurality of the votes cast by the holders of Common Stock. Except for the approval required to amend the Company’s Articles of Incorporation or the Bylaws and except as otherwise required by law, all other matters brought to a vote of the holders of Common Stock are determined by a majority of the votes cast, and, except as may be provided with respect to any other outstanding class or series of the Company’s stock, the holders of shares of Common Stock possess the exclusive voting power.

Dividends

Subject to preferences that may be applicable to any outstanding shares of Preferred Stock (including the Series A Preferred Stock), the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s Board of Directors out of legally available funds.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in the assets legally available for distribution to stockholders after the payment of all of the Company’s known debts and liabilities and after adequate provision has been made for each class of stock having preference over the Common Stock, if any.

Preferred Stock

The Board of Directors of the Company is permitted, subject to any limitations prescribed by applicable law and without further approval or action by the holders of Common Stock, to issue up to 99,000,000 shares of Preferred Stock in one or more series. As of March 24, 2023, no shares of Preferred Stock have been issued.

The Board of Directors may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The rights of the holders of Common Stock are generally be subject to the prior rights of the holders of any outstanding shares of Preferred Stock with respect to dividends, liquidation preferences and other matters.

Series A Preferred Stock

The Board of Directors of the Company is permitted, subject to any limitations prescribed by applicable law and without further approval or action by the holders of Common Stock, to issue up to 1,000,000 shares of Series A Preferred Stock, of which 894,580 shares have been issued and are outstanding as of March 24, 2023. The rights, preferences, privileges, qualifications, restrictions, limitations and other terms of the Series A Preferred Stock are set forth in the Company’s Articles of Incorporation. The original issue date of the Series A Preferred Stock was February 28, 2018.

Exchange and Trading Symbol

The Series A Preferred Stock is listed for trading on the Nasdaq Global Market tier of the Nasdaq Stock Market under the trading symbol “FGFPP.”

Rights and Preferences

The Series A Preferred Stock is fully paid and non-assessable. Holders of the Series A Preferred Stock do not have preemptive or similar rights to acquire any of the Company’s capital stock. Holders do not have the right to convert Series A Preferred Stock into, or exchange Series A Preferred Stock for, shares of any other class or series of shares or other securities of the Company. The Series A Preferred Stock has no stated maturity and is not subject to any sinking fund, retirement fund or purchase fund or other obligation of the Company to redeem or purchase the Series A Preferred Stock. The rights, preferences and privileges of the holders of Series A Preferred Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any other series of preferred stock that the Company may designate and issue in the future that ranks senior to the Series A Preferred Stock.

Ranking

The Series A Preferred Stock ranks senior to the Common Stock and any other junior stock (as defined in the Articles of Incorporation) with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up, equally with any parity stock (as defined in the Articles of Incorporation) of the Company, including any series of Preferred Stock that the Company may issue the terms of which provide that they rank equally with the Series A Preferred Stock with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding-up, and junior to any series of Preferred Stock that the Company may issue in the future the terms of which provide that they rank senior to the Series A Preferred Stock with respect to the payment of dividends and distributions of assets upon the Company’s liquidation, dissolution or winding-up.

Dividends

Holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company or a duly authorized committee thereof, out of lawfully available funds for the payment of dividends, cumulative cash dividends from the original issue date at the rate of 8.00% of the $25.00 per share liquidation preference per annum (equivalent to $2.00 per annum per share). Dividends on the Series A Preferred Stock are payable quarterly on the 15th day of March, June, September and December of each year, commencing on June 15, 2018 (each, a “dividend payment date”). In the event that the Company issues additional shares of Series A Preferred Stock after the original issue date, dividends on such additional shares may accrue from the original issue date or any other date that the Company specifies at the time such additional shares are issued.

Dividends, if so declared, are payable to holders of record of the Series A Preferred Stock as they appear on the Company’s books on the applicable record date, which is March 1, June 1, September 1 and December 1, as applicable, immediately preceding the applicable dividend payment date (each, a “dividend record date”). These dividend record dates apply regardless of whether a particular dividend record date is a business day (as defined in the Articles of Incorporation). As a result, holders of shares of Series A Preferred Stock are not entitled to receive dividends on a dividend payment date if such shares were not issued and outstanding on the applicable dividend record date.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period commenced on and included the original issue date of the Series A Preferred Stock and ended on and excluded the June 15, 2018 dividend payment date. Dividends payable on the Series A Preferred Stock are computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day with the same force and effect as if made on the original dividend payment date, and no additional dividends shall accrue on the amount so payable from such date to such next succeeding business day.

No dividends on shares of Series A Preferred Stock shall be authorized by the Board of Directors (or a duly authorized committee thereof) or paid or set apart for payment by the Company at any time when the terms and provisions of any agreement of the Company, including any agreement relating to the Company’s indebtedness, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series A Preferred Stock accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared by the Board of Directors. No interest, or sum in lieu of interest, is payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears, and holders of the Series A Preferred Stock are not entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series A Preferred Stock is first credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment thereof has been set aside or contemporaneously is set apart for payment for all past dividend periods):

●	no dividend shall be declared or paid or set aside for payment upon the Common Stock, or any other junior stock (other than a dividend payable solely in Common Stock or other junior stock), nor shall any distribution be declared or made upon the Common Stock or any other junior stock;

●	no Common Stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly (other than (1) as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock, or (2) through the use of the proceeds of a substantially contemporaneous sale of junior stock) nor shall any monies be paid to or made available for a sinking fund for the redemption of such stock (it being understood that the provisions of this bullet point shall not apply to grants or settlements of grants pursuant to any equity compensation plan adopted by the Company); and

●	no shares of Series A Preferred Stock or parity stock shall be repurchased, redeemed or otherwise acquired for consideration by the Company other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and such parity stock except by conversion into or exchange for junior stock.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and any parity stock, all dividends declared upon the Series A Preferred Stock and any party stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such parity stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such parity stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears.

Liquidation Rights

Upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, holders of the Series A Preferred Stock and any parity stock are entitled to receive out of the Company’s assets available for distribution to stockholders, after satisfaction of liabilities to creditors, if any, and subject to the preferential rights of the holders of any class or series of capital stock that the Company may issue ranking senior to the Series A Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidating distribution in the amount equal to the liquidation preference of $25.00 per share of Series A Preferred Stock, plus an amount equal to any accumulated and unpaid dividends to, but not including, the date of payment, but before any distribution of assets is made to holders of Common Stock or any class or series of the Company’s capital stock it may issue that ranks junior to the Series A Preferred Stock as to liquidation rights.

In any such distribution, if the Company’s assets are not sufficient to pay the liquidation distributions in full to all holders of the Series A Preferred Stock and all holders of any parity stock, the amounts paid to the holders of Series A Preferred Stock and to the holders of any parity stock will be paid pro rata in accordance with the respective aggregate liquidation distributions of those holders. In any such distribution, the liquidation distribution to any holder of preferred stock means the amount payable to such holder in such distribution, including any declared but unpaid dividends (and any unpaid, accrued cumulative dividends in the case of any holder of shares on which dividends accrue on a cumulative basis). If the liquidation distributions have been paid in full to all holders of shares of the Series A Preferred Stock and any holders of shares of parity stock and shares ranking senior to the Series A Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding-up, the holders of the Company’s other classes of capital stock will be entitled to receive all of the Company’s remaining assets according to their respective rights and preferences.

A consolidation or merger involving the Company with any other entity, including the consolidation or merger in which the holders of Series A Preferred Stock receive cash, securities or other property for their shares, or the sale or transfer of all or substantially all of the property and assets of the Company for cash, securities or other property, will not be deemed to constitute a liquidation, dissolution or winding-up.

Redemption

The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions.

The Series A Preferred Stock is not redeemable prior to February 28, 2023. On and after that date, the Series A Preferred Stock will be redeemable at the Company’s option, in whole or in part, upon not less than 30 days nor more than 60 days’ written notice, at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date. Holders of the Series A Preferred Stock have no right to require the redemption of the Series A Preferred Stock.

In connection with any redemption of Series A Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends to, but not including, the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series A Preferred Stock at the close of business on such dividend record date shall be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date.

If shares of the Series A Preferred Stock are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the Series A Preferred Stock to be redeemed, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the Series A Preferred Stock is held in book-entry form through The Depository Trust Company, or “DTC,” the Company may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

●	the redemption date;

●	the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares of Series A Preferred Stock held by such holder are to be redeemed, the number of such shares of Series A Preferred Stock to be redeemed from such holder;

●	the redemption price;

●	that the shares should be delivered via book entry transfer or the place or places where holders may surrender certificates evidencing the Series A Preferred Stock for payment of the redemption price; and

●	if applicable, that such redemption is being made in connection with a change of control and, in that case, a brief description of the transaction or transactions constituting such change of control.

In case of any redemption of only part of the shares of Series A Preferred Stock at the time outstanding, the shares of Series A Preferred Stock to be redeemed shall be selected either pro rata or in such other manner as the Company may determine to be fair and equitable.

If notice of redemption of any shares of Series A Preferred Stock has been given and if the Company has irrevocably set aside the funds necessary for such redemption, then, from and after the redemption date (unless the Company shall default in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares of Series A Preferred Stock will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption.

Unless full cumulative dividends on all shares of Series A Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed, and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchanging it for its junior stock); provided, however, that the Company may purchase or acquire shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

The Company’s ability to redeem the Series A Preferred Stock as described above may be limited by the terms of agreements governing the Company’s existing and future indebtedness and by the provisions of other existing and future agreements.

Voting Rights

Holders of Series A Preferred Stock do not have any voting rights, except as set forth below or as otherwise from time to time provided by law, nor do the holders of the Series A Preferred Stock receive any notice of a meeting or vote by the Company’s common stockholders.

In any matter on which holders of Series A Preferred Stock are entitled to vote, each share of Series A Preferred Stock is entitled to one vote for each $25.00 of liquidation preference.

So long as any shares of Series A Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the votes entitled to be cast by the holders of the Series A Preferred Stock and each other class or series of voting parity stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting together as a single class) (a) authorize, create, or issue, or increase the authorized or issued amount of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of the Company or reclassify any authorized shares of capital stock of the Company into such stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such stock; or (b) amend, alter or repeal the Articles of Incorporation, whether by way of a merger, consolidation, transfer or conveyance of all or substantially all of the Company’s assets or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (b) above, so long as any shares of Series A Preferred Stock remain outstanding with the terms thereof unchanged or the holders of shares of Series A Preferred Stock receive capital stock of the successor with substantially identical rights (taken as a whole), taking into account that, upon the occurrence of an Event, we may not be the surviving entity, the occurrence of such Event shall not be deemed to adversely affect such rights, preferences, privileges or voting power of holders of Series A Preferred Stock, and in such case such holders shall not have any voting rights with respect to the occurrence of any of the Events set forth in (b) above. In addition, if the holders of the Series A Preferred Stock receive the greater of the full trading price of the Series A Preferred Stock on the date of an Event set forth in (b) above or the $25.00 liquidation preference per share of the Series A Preferred Stock pursuant to the occurrence of any of the Events set forth in (b) above, then such holders will not have any voting rights with respect to the Events set forth in (b) above. Moreover, if any Event set forth in (b) above would adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock disproportionately relative to other classes or series of parity stock, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting separately as a class, will also be required.

Holders of the Series A Preferred Stock are not entitled to vote with respect to (x) any increase in the total number of authorized shares of parity stock or junior stock of the Company, or (y) any increase in the amount of the authorized Series A Preferred Stock or the creation or issuance of any other class or series of parity stock or junior stock, and any such authorization, creation or issuances will not be deemed to adversely affect the rights of the holders of the Series A Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds, in cash, shall have been deposited in trust to effect such redemption and irrevocable instructions have been given to the paying agent to pay the redemption price and all accrued and unpaid distributions on the Series A Preferred Stock.

Book Entry

The Series A Preferred Stock is represented by a global security deposited with and registered in the name of Cede & Co. as DTC’s nominee. DTC is the depository for the Series A Preferred Stock. Unless exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees, and their successors may transfer a global security as a whole to one another. Beneficial interests in the global securities are shown on, and transfers of the global securities are made only through, records maintained by DTC and its participants.

Transfer Agent, Registrar, Dividend Disbursing Agent and Redemption Agent

VStock Transfer, LLC is the transfer agent and registrar for the Common Stock and Series A Preferred Stock and the dividend disbursing agent and redemption agent for the Series A Preferred Stock

Anti-Takeover Effects of Provisions of Nevada Law and the Company’s Articles of Incorporation and Bylaws

Nevada Revised Statutes (as amended, the “NRS”)

Nevada “Combinations With Interested Stockholders” Statutes

The Nevada “Combination With Interested Stockholders” Statutes, NRS 78.411 et seq., provides that an interested stockholder cannot engage in specified business combinations with a corporation for a period of two years after the date on which the person became an interested stockholder, unless (a) the combination or transaction by which the person first became an interested stockholder was approved by the corporation’s board of directors before the person became an interested stockholder; or (b) the combination is approved by the board and, at or after that time, the combination is approved at an annual or special meeting of the stockholders by the affirmative vote of 60% or more of the voting power of the disinterested stockholders. At the expiration of the two-year waiting period, no proposed combinations with an interested stockholder may occur unless (a) the combination or transaction was approved by the board before the stockholder became an interested stockholder; (b) the combination is approved by a majority of the corporation’s disinterested stockholders at an annual or special meeting; or (c) the combination meets certain statutory requirements for specifying a premium transaction price.

These statutes do not apply to (i) a person who has been an interested stockholder for 4 or more years; (ii) any combination with a person who was an interested stockholder on January 1, 1991; (iii) any combination of a corporation which adopts an amendment to its articles of incorporation, approved by the holders of a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders, expressly electing not to be governed by these statutes. Such an amendment would not be effective until 18 months after the stockholder vote and would not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment; (iv) when the person became an interested stockholder inadvertently.

A “combination” is generally defined to include mergers or consolidations of the corporation or any subsidiary of the corporation with an interested stockholder or an entity that is, or after and as a result of the merger or consolidation would be, an affiliate or associate of the interested stockholder, or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our Company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Nevada “Acquisition of Controlling Interest” Statutes

Under the Nevada “Acquisition of Controlling Interest” Statutes, NRS 78.378 et seq., if a person acquires 20% or more of the voting shares of the corporation, stockholders have the right to regulate that person’s voting rights. The acquisition of a controlling interest must be approved by both (a) the holders of a majority of the voting power of the corporation and (b) if the acquisition would adversely alter or change any preference or any relative or other right given to any other class or series of outstanding shares, the holders of a majority of each class or series affected, excluding those shares voted by any interested stockholder. An “interested stockholder” under these statutes includes an acquiring person, an officer or a director of the corporation, or an employee of the corporation.

If provided in a corporation’s articles or bylaws, a corporation may redeem the control shares at the average price paid by the acquiring person if the majority of disinterested stockholders do not grant full voting rights to the control shares or the acquiring person fails to submit an offer statement to the corporation. Conversely, if the stockholders grant full voting rights, disinterested dissenting stockholders may obtain payment of the fair value of their shares.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our Company. A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. The Articles of Incorporation do not contain any specific provisions that depart from the provisions of the NRS but the Bylaws expressly elect not to be governed by these provisions of the NRS. Accordingly, the control share statutes will not be applicable to us unless our Bylaws are amended in accordance with applicable law and the Bylaws and Articles of Incorporation to remove our election to opt out of the application of the statutes.

Articles of Incorporation and Bylaws

The Company’s Articles of Incorporation and Bylaws include anti-takeover provisions that:

●	authorize the Board of Directors, without further action by the stockholders, to issue shares of Preferred Stock in one or more series, and with respect to each series, to fix the number of shares constituting that series, and establish the rights and terms of that series;

●	establish advance notice procedures for stockholders to submit nominations of candidates for election to the Board of Directors to be brought before a stockholders meeting;

●	allow the Company’s directors to establish the size of the Board of Directors and fill vacancies on the Board created by an increase in the number of directors (subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances);

●	do not provide stockholders cumulative voting rights with respect to director elections;

●	provide that special meetings of the stockholders may be called only by or at the direction of the Board of Directors or at the request of 50% or more of the voting power of all of the outstanding shares of the Company’s capital stock entitled to vote on any issue contemplated to be considered at such proposed special meeting;

●	require the approval of a majority of the voting power of all of the outstanding shares of the Company’s capital stock entitled to vote generally in the election of directors to amend the Articles of Incorporation; and

●	allow the Board of Directors to make, alter or repeal the Company’s Bylaws but only allow stockholders to amend the Bylaws upon the approval of a majority of the voting power of all of the outstanding shares of the Company’s capital stock entitled to vote generally in the election of directors.

Provisions of the Company’s Aqrticles of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change in the Company’s control or change in the Company’s Board of Directors or management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that the Company’s stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of the Common Stock.

Authorized and Unissued Shares

The Company’s authorized and unissued shares of Common Stock are available for future issuance without stockholder approval except as may otherwise be required by applicable stock exchange rules or Nevada law. The Company may issue additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee and consultant compensation. The existence of authorized but unissued shares of Common Stock could render more difficult, or discourage an attempt, to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

The Company’s Articles of Incorporation authorizes the issuance of “blank check” Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Company’s Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue shares of Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the value, voting power or other rights of holders of Common Stock. In addition, the Board of Directors may, under certain circumstances, issue Preferred Stock in order to delay, defer, prevent or make more difficult a change of control transaction such as a merger, tender offer, business combination or proxy contest, assumption of control by a holder of a large block of the Company’s securities or the removal of incumbent management of the Company, even if those events were favorable to the interests of the Company’s stockholders.